Exhibit 99.2

Third Quarter Report
2005

For the period ended September 30, 2005

Dated November 8, 2005

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

MESSAGE TO SHAREHOLDERS

PreMD Inc. is pleased to announce financial and operating results for the third quarter of fiscal 2005 ended September 30, 2005.

Overview
PreMD is continuing to advance its strategy on a number of fronts. We recently launched an important study that is expected to lead to a broader regulatory claim for PREVU* as a test that assesses risk of heart attack and stroke, which would fully differentiate our technology clinically and significantly enhance its value. The 600-person PASA (Predictor of Advanced Subclinical Atherosclerosis) study will further examine the relationship between skin tissue cholesterol (sterol) and carotid intima media thickness (CIMT), which is an established predictor of heart attack and stroke.

Enrolment in the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) trial, which began in the second quarter of 2005, is progressing and we are optimistic that the enrolment rate will increase as additional partners join the study. We are also planning to submit Canadian and European regulatory applications for PREVU* LT, the lab-processed format of the technology, which we expect could be initiated as early as the first quarter of 2006, with the FDA submission to follow later.

We are continuing to raise the profile of PREVU* in the medical and scientific community with data presented in October at the Canadian Cardiovascular Congress which showed that patients with high levels of skin sterol in combination with high levels of C-reactive protein (hsCRP) are at almost twice the risk of having metabolic syndrome, even after adjustment for age and gender. Metabolic syndrome is defined as the presence of at least three out of five key risk factors, including waist circumference, elevated triglycerides, low level of good cholesterol (HDL), elevated blood pressure and impaired fasting glucose. The greater the number of risk factors, the more at risk a patient is of having a heart attack or stroke.

We are also continuing to push ahead with our cancer products. In late October, favorable preliminary data on LungAlert™ from the I-ELCAP study was presented at a conference in New York attended by organizations participating in this major international program. We expect this data to open doors at additional I-ELCAP sites, which would allow us to significantly expand and accelerate the study. Additionally, our pivotal breast cancer study is well underway. With ColorectAlert™, the EDRN study is awaiting some final approvals from participating institutions.

PREVU* Update
While the pace of PREVU* revenues to date has not met our expectations, McNeil’s marketing strategy is unfolding. We are collaborating closely with the McNeil team and are encouraged by the positive market responses and feedback to date.

McNeil is promoting PREVU* POC in the professional market through medical conferences in major world markets, including the recent meetings for the European Society of Cardiology and Canadian Cardiovascular Society. McNeil is also targeting specific health care service providers and programs, including screening clinics where cardiovascular risk assessment is conducted.

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At the retail level, McNeil is evaluating a pilot program in Quebec targeting customers of a major North American retail chain. If successful, it is currently anticipated that the program, which is being conducted in on-site pharmacies or clinics, will be extended to additional locations. McNeil is evaluating similar opportunities in the United States and Europe.

In the insurance industry, McNeil is continuing to meet with life insurance companies to prepare for the launch of PREVU* LT pending data. McNeil exhibited the product in October at the Fourth Annual Association of Home Office Underwriters (AHOU) Meeting in California. Additionally, PREVU* was noted in a podium presentation at the event. AHOU is an international insurance and financial services association with more than 1,400 individual members.

Strengthened Financial Position
On August 30, 2005, PreMD completed a bought-deal private placement financing, issuing CDN$9,828,000 (US$8,210,000) of units of the company (comprised of a US$1,000 principal amount 7% convertible debenture and 157 common share purchase warrants, each convertible into one common share of PreMD) for net proceeds of approximately CDN$8,975,000 (US$7,600,000).

Patent Update
In June 2005, PreMD submitted further documentation to the U.S. Patent and Trademark Office (U.S. PTO) for consideration to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to PreMD’s skin sterol technology. PreMD is awaiting a response. As disclosed in February, the U.S. PTO had asked for more information regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.

PreMD has developed a new method of its cancer technology that uses liquid phase testing. This method ensures that PreMD’s cancer tests can be processed in a laboratory using standard automated equipment. A new patent application for this method has been filed in the United States with other territories to follow.

Outlook
McNeil has not yet established a sales pattern for PREVU* so it is difficult to predict what the quarter to quarter picture may look like.

At PreMD, our focus is on taking steps to increase the value of our technologies, and, accordingly, the company. These include expanded regulatory claims for PREVU* POC, which will increase the utility and potential of the test, regulatory approvals for PREVU* LT, and certain clinical trials, all of which we expect to lead to milestone payments. We are also working to deliver new data on our cancer tests and to identify potential partners for the entire cancer portfolio.

Primary near-term objectives include:

•	Develop an additional test format for PREVU*;
•	Seek regulatory approval of PREVU* LT in Canada and Europe;
•	Achieve milestone payments from McNeil; and
•	Initiate discussions with potential partners for PreMD’s cancer portfolio.

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PreMD is building a world-class portfolio of predictive medicine technologies. Overall, we are making excellent progress towards our strategic goals, while building international enthusiasm and acceptance of new approaches to screening for disease

We appreciate your continuing support.

Sincerely,
Brent Norton, MD, MBA
President and Chief Executive Officer

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and the Form 20-F for the year ended December 31, 2004 in evaluating PreMD’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Overview

PreMD Inc. is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease (CVD) and cancer.

When detected at an early-stage, CVD and cancer can be more effectively treated or perhaps prevented altogether. PreMD is developing easy-to-use, accurate and cost effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and, in some cases, eventually right at home. PreMD’s product pipeline includes:

Coronary Artery Disease (CAD) Risk Assessment:
•	PREVU* Point of Care (POC) Skin Sterol Test (cleared for sale in the U.S., Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

* PreMD’s skin sterol technology has been branded by McNeil Consumer Healthcare as PREVU* Skin Sterol Test (“PREVU*”)

Critical Accounting Policies

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2004.

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Operating Results

Net Loss
For the three months ended September 30, 2005 (Q3 2005), PreMD reports a net loss of $1,444,000 or $0.07 per share compared with a loss of $1,203,000 or $0.06 per share for the quarter ended September 30, 2004 (Q3 2004). For the nine months ended September 30, 2005, PreMD reports a net loss of $4,201,000 or $0.20 per share compared with $3,765,000 or $0.18 per share for the nine months ended September 30, 2004.

Revenue
Total product-related sales to our licensee, McNeil Consumer Healthcare, (“McNeil”) were $40,000 for Q3 2005 compared with nil for Q3 2004. Product sales for the nine months ended September 30, 2005 were $385,000 compared with $100,000 for 2004. This increase is attributable to the commercial launch by McNeil in Q1 2005 of our skin sterol product. Included in cost of product sales for Q3 2005 is approximately $20,000 for translation and other packaging changes to the skin sterol kits.

License revenue was $80,000 compared with $77,000 for Q3 2004. For the nine months ended September 30, 2005 and 2004, license revenue was $235,000 and $105,000, respectively. License revenue consists primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements which were deferred when received and are being recognized into income on a straight-line basis over the terms of the agreements.

Research and Development
Research and development expenditures for the quarter increased by $336,000 to $861,000 from $525,000 in Q3 2004. Research and development expenditures for the nine months ended September 30, 2005 and 2004 amounted to $2,309,000 and $1,872,000, respectively.

The primary reasons for the variance for the quarter are:
•	An increase of $172,000 in subcontract research expenses for the development of a second-generation spectrophotometric reader;
•	An increase of $143,000 in clinical trial costs for cancer and skin sterol, reflecting several new trials that commenced during the quarter;
•	An increase of $36,000 in salaries and benefits; and
•	A decrease of $48,000 in professional fees relating to the filing of a petition to reinstate two of PreMD’s U.S. skin sterol patents that had been listed as abandoned in 2004.

General and Administration
General and administration expenses decreased by $223,000 to $568,000 for Q3 2005 from $791,000 in Q3 2004. For the nine months ended September 30, 2005 and 2004, general and administration expenses amounted to $2,090,000 and $2,078,000, respectively.

The primary reasons for the variance for the quarter are:
•	An increase of $26,000 in salaries and benefits;
•	A decrease in stock-based compensation (a non-cash expense) of $211,000 to $82,000 for Q3 2005. The 2004 expense included options related to a consulting contract that was not renewed in 2005; and
•	An decrease of $40,000 in fees related to communications and investor relations. This related to production costs for multimedia in 2004.

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Interest
Interest on convertible debentures (issued on August 30, 2005) amounted to $55,000 for Q3 2005 versus nil in 2004. The debentures bear interest at an annual rate of 7%, payable quarterly. Imputed interest of $63,000 represents the amortization of the fair value of the warrants and equity component of the debentures.

Amortization
Amortization expenses for Q3 2005 amounted to $65,000 compared with $51,000 for Q3 2004 as a result of equipment purchases in 2005. For the nine months ended September 30, 2005 and 2004, amortization amounted to $171,000 and $171,000, respectively. Purchases of capital assets, primarily in support of our clinical trial program and manufacturing, amounted to $117,000 during 2005 compared with $167,000 in 2004. Also included in the amortization expense for Q3 2005 is $13,000 related to deferred financing fees that are amortized over the term of the debentures.

Recoveries and Other Income
Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $70,000 for Q3 2005 compared with $55,000 in Q3 2004. For the nine months ended September 30, 2005 and 2004, recoveries of ITCs amounted to $168,000 and $155,000, respectively. Interest income amounted to $36,000 for Q3 2005 compared with $32,000 for Q3 2004.

Contractual Obligations

As at September 30, 2005, PreMD had certain contractual obligations and commitments related to ongoing clinical trials, research agreements and consultants as follows:

	Total	Less than 1 Year	1-2 Years	2-3 Years
Clinical Trials	$1,905,000	$1,230,000	$590,000	$85,000
Other	210,000	210,000	nil	nil
Total	$2,115,000	$1,440,000	$590,000	$85,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific events.

Liquidity and Capital Resources

As at September 30, 2005, PreMD had cash, cash equivalents and short-term investments totaling $9,899,000 ($5,196,000 as at December 31, 2004). We invest our funds in short-term financial instruments and marketable securities. Cash used in the operating activities in Q3 2005 amounted to $1,179,000 compared with $1,062,000 in Q3 2004. On August 30, 2005, the Company issued US$8,210,000 unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of CDN$8,975,000 after deducting issue costs of $853,000. The issue costs attributable to the debt have been deferred and will be amortized over the life of the debt.
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The issue costs attributable to the equity component of the convertible debentures and the warrants have been deducted from these balances.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares, the issuance of convertible debentures and the recovery of scientific ITCs. Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, its existing cash resources together with the ITC receivable of $369,000 will be sufficient to meet its current operating and capital requirements through at least 2007.

However, the Company’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

		2005		2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Product sales	$39,902	$332,701	$12,359	$83,258	nil	$100,000	nil	nil
License revenue	$79,698	$78,081	$76,725	$196,905	$76,725	$26,725	$1,725	$1,725
Investment tax credits	$70,000	$47,923	$50,000	$50,000	$55,000	$63,000	$37,000	$50,929
Interest Income	$36,076	$22,383	$28,890	$34,933	$31,549	$29,637	$27,507	$85,000
Net loss	$1,443,941	$1,455,027	$1,301,912	$1,803,625	$1,202,908	$1,479,666	$1,082,700	$1,426,801
Net loss per share(1):
- basic and diluted	$0.07	$0.07	$0.06	$0.08	$0.06	$0.07	$0.05	$0.06
Note:
(1)	Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended September 30, 2005 was 21,534,414.

Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 21,543,762 common shares outstanding.

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Factors That Could Affect Future Results

The risk factors set out below should be read in conjunction with the risk factors set out in PreMD’s Annual Report, Annual Information Form and Form 20-F for the year ended December 31, 2004.

Financial Risks

PreMD is exposed to financial market risks such as interest rates and foreign exchange fluctuations. PreMD’s cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations.

PreMD makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to PreMD.

PreMD issued convertible debentures in U.S. funds in the amount of $8,210,000 during Q3 2005 and retained these funds in U.S. dollars to minimize foreign exchange risk.

Volatility of Trading Market for PreMD’s Common Shares

The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations.

Other Risks

Marketing. PreMD has no experience in marketing products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. If PreMD cannot successfully market and cause acceptance of its products, PreMD will be unable to execute its business plan.

Lack of Significant Ongoing Revenues. To date, PreMD has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. PreMD has historically benefited from the inclusion of Canadian federal and provincial refundable scientific ITCs in its annual operating results, although there can be on assurance that ITCs will continue to be available to PreMD. If PreMD is unable to generate significant revenues and become profitable in the near future, its business could fail.

Patents and Proprietary Technology. PreMD’s success will depend, in part, on our ability to acquire patents or licenses, maintain trade secret protection and operate without infringing the proprietary rights of third parties. While PreMD routinely obtains patents for its products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

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In August 2004, PreMD learned that two of its U.S. patents related to its skin cholesterol technology had been listed as abandoned by the United States Patent and Trademark Office (U.S. PTO) for failure to pay maintenance fees. The failure to pay these fees appears to have occurred during the period when management of the files was being transferred between two separate patent agents. PreMD and its agents filed a petition to seek reinstatement of the patents. In February 2005 PreMD received notice from the U.S. PTO in which the U.S. PTO identified specific items that PreMD should address. In response, in June 2005 PreMD filed a request for consideration. Until the U.S. PTO grants that petition, PreMD’s patent petitions will be listed as dismissed. The process of reinstating the affected U.S. patents could take several months, and there is no assurance that PreMD will be successful in having the patents reinstated.

The two patents in question are in force in other jurisdictions. In the U.S., PreMD has an additional two patents in force covering other aspects of the technology as well as two patents pending. Consequently, management believes that it would be extremely difficult for a competitor to develop similar products using this technology. However, there can be no assurance that others will not independently develop a similar product.

Product Development.  PreMD does not undertake basic research, but in-licenses the rights to technologies that have demonstrated some clinical efficacy in human testing and then completes product development in preparation for clinical trials. There are numerous uncertainties involved in product performance and clinical testing and there can be no assurance that PreMD’s ongoing development and clinical trial activities will provide positive outcomes.

Supply and Manufacture.  PreMD relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. PreMD has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. If PreMD is not able to continue to obtain materials in a timely fashion, the progress of PreMD’s clinical trials and product sales could be negatively affected.

Government Regulations.  Securing regulatory clearances for the marketing of medical devices from the Health Protection Branch (HPB) in Canada and the Food and Drug Administration (FDA) in the U.S. can be a long and expensive process, which can delay product development. No assurances can be provided that any future human trials, if undertaken, will yield favourable results, or that regulatory clearance will be granted at all. As at the date of this report, PreMD has received regulatory clearance in Canada, the U.S. and Europe for PREVU* Point of Care (POC) Skin Sterol Test.

Personnel.  PreMD’s ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified personnel. PreMD is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. To date, PreMD has not experienced a high rate of employee turnover.

Dated November 8, 2005

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PreMD Inc.
Interim Consolidated Financial Statements

Nine months ended September 30, 2005 and 2004
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of PreMD Inc. The consolidated financial statements for the three- and nine-month periods ended September 30, 2005 and 2004 have not been reviewed by the auditor of PreMD Inc.

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PreMD Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
(in Canadian Dollars)
As at September 30, 2005 and December 31, 2004
(Unaudited)	September 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$1,276,525	$239,458
Short-term investments	8,622,679	4,956,945
Accounts receivable	29,437	222,348
Inventory	58,655	267,500
Prepaid expenses and other receivables	180,123	137,015
Investment tax credits receivable	369,000	389,000
Total current assets	10,536,419	6,212,266
Deferred financing fees	502,875	-
Capital assets, net of accumulated amortization of $686,761 (2004 - $581,155)	432,076	420,955
Acquired technology, net of accumulated amortization of $838,827 (2004 -$784,399)	308,430	362,858
	$11,779,800	$6,996,079
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$471,204	$1,021,086
Accrued liabilities	367,976	566,951
Current portion of deferred revenue	316,931	306,900
Total current liabilities	1,156,111	1,894,937
Convertible debentures (note 3)	5,698,233	-
Deferred revenue	2,374,125	2,604,300
Total liabilities	9,228,469	4,499,237
Shareholders' equity
Capital stock (note 5)	24,443,596	24,192,321
Contributed surplus (note 5)	1,759,056	1,328,187
Equity component of convertible debentures (note 3)	2,395,399	-
Warrants (note 3)	1,377,826	200,000
Deficit	(27,424,546)	(23,223,666)
Total shareholders' equity	2,551,331	2,496,842
	$11,779,800	$6,996,079
See accompanying notes

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PreMD Inc.
Consolidated Statements of Loss and Deficit
(Unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

REVENUE
Product Sales	$39,902	$-	$384,962	$100,000
License revenue	79,698	76,725	234,504	105,175
	119,600	76,725	619,466	205,175
Cost of product sales	57,523	-	388,074	93,464

Gross Profit	62,077	76,725	231,392	111,711
EXPENSES
Research and development	861,488	524,634	2,309,062	1,872,136
General and administration	568,201	790,805	2,090,066	2,077,508
Interest on convertible debentures	54,921	-	54,921	-
Imputed interest on convertible debentures	62,873	-	62,873	-
Amortization	64,611	50,743	170,622	171,034
	1,612,094	1,366,182	4,687,544	4,120,678

RECOVERIES AND OTHER INCOME
Investment tax credits	70,000	55,000	167,923	155,000
Interest	36,076	31,549	87,349	88,693
	106,076	86,549	255,272	243,693
Net loss for the period	(1,443,941)	(1,202,908)	(4,200,880)	(3,765,274)

Deficit, beginning of period	$(25,980,605)	$(20,217,133)	$(23,223,666)	$(17,654,767)
Deficit, end of period	$(27,424,546)	$(21,420,041)	$(27,424,546)	$(21,420,041)

Basic and diluted loss per share	$(0.07)	$(0.06)	$(0.20)	$(0.18)
Weighted average number of common shares outstanding	21,534,414	21,270,199	21,467,882	21,265,760
See accompanying notes

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PreMD Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$(1,443,941)	$(1,202,908)	$(4,200,880)	$(3,765,274)
Add items not involving cash
Amortization	66,791	50,743	172,802	177,634
Stock compensation costs included in:
Research and development expense	30,821	23,391	119,264	99,460
General and administrative expense	82,453	293,425	364,480	378,569
Imputed interest on convertible debentures	62,873	-	62,873	-
Net change in non-cash working capital balances related to operations (note 6)	88,421	(150,007)	(370,209)	(222,822)
Increase (decrease) in deferred revenue	(66,694)	(76,725)	(220,144)	2,894,825
Cash used in operating activities	(1,179,276)	(1,062,081)	(4,071,814)	(437,608)

INVESTING ACTIVITIES
Short-term investments (net)	(6,556,846)	(9,587)	(3,911,229)	1,688,779
Purchase of capital assets	(951)	(15,895)	(116,727)	(166,552)
Cash provided by (used in) investing activities	(6,557,797)	(25,482)	(4,027,956)	1,522,227

FINANCING ACTIVITIES
Issuance of convertible debentures (note 3)	9,827,616	-	9,827,616	-
Financing fees	(852,825)	-	(852,825)	-
Issuance of capital stock, net	-	-	198,400	23,368
Cash provided by financing activities	8,974,791	-	9,173,191	23,368
Effect of exchange rate changes on cash and cash equivalents	(36,354)	-	(36,354)	-
Net increase (decrease) in cash and cash equivalents during the period	1,201,364	(1,087,563)	1,037,067	1,107,987

Cash and cash equivalents
- Beginning of period	75,161	2,257,175	239,458	61,625
- End of period	$1,276,525	$1,169,612	$1,276,525	$1,169,612

Represented by
Cash	$1,276,525	$76,962	$1,276,525	$76,962
Cash equivalents	-	1,092,650	-	$1,092,650
	$1,276,525	$1,169,612	$1,276,525	$1,169,612
See accompanying notes

PreMD Third Quarter 2005 Report	14

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc., formerly IMI International Medical Innovations Inc., [the “Company”], operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2004. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The Company has reviewed its policies and determined that there was no impact as a result of adopting this pronouncement.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2004.

Deferred financing fees
Deferred financing fees relating to the issue of convertible debentures are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted the unamortized balance of financing costs will be transferred to capital stock

3.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a US$8,210,000 (CDN$9,827,616) financing by way of a private placement of convertible debentures maturing on August 30, 2009. The unsecured debentures bear interest at an annual rate of 7% (effective rate of 12.75%) payable quarterly in cash or common shares at the Company’s option. The debentures are convertible to common shares at any time during the term, at the option of the holder, at $3.47 per share. If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share. At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of the total amount of the financing, $5,698,233 is included in liabilities, adjusted for changes in foreign exchange during the period. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,395,399 (net of expenses of $226,038), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,177,826 (net of expenses of $111,144), determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Volatility	43%	42%
Risk-free interest rate	3.35%	3.35%
Dividend yield	nil	nil
Expected life	4 years	5 years

The liability component will be accreted over time by a charge to the statement of operations for imputed interest and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars at a fixed exchange rate of 0.8209.

4.	STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Net loss as reported	$(1,443,941)	$(1,202,908)	$(4,200,880)	$(3,765,274)
Estimated stock-based compensation costs	(30,834)	(63,984)	(92,502)	(185,952)
Pro forma net loss	$(1,474,775)	$(1,266,892)	$(4,293,382)	$(3,951,226)
Pro forma basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.20)	$(0.19)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2004.

PreMD Third Quarter 2005 Report	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	SHARE CAPITAL
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding shares

		Stated	Contributed
	Number	Value	Surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Issued on exercise of options	31,000	78,400	─	78,400
Issuance of stock options	─	─	114,870	114,870
Issued under share purchase plan	4,667	14,001	─	14,001
Repayment of share purchase loans	180,000	120,000	─	120,000
Balance, March 31, 2005	21,529,262	24,404,722	1,443,057	25,847,779
Issued under share purchase plan	2,500	8,124	─	8,124
Issuance of stock options	─	─	233,475	233,475
Balance, June 30, 2005	21,531,762	24,412,846	1,676,532	26,089,378
Issued under share purchase plan	12,000	30,750	─	30,750
Issuance of stock options	─	─	82,524	82,524
Balance, September 30, 2005	21,543,762	24,443,596	1,759,056	26,202,652

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$
Balance, December 31, 2004	2,130,285	3.53
Granted	443,500	2.95
Exercised	(31,000)	2.53
Expired	(10,000)	3.10
Balance, March 31, 2005	2,532,785	3.44
Granted	96,000	3.36
Expired	(5,000)	4.50
Balance June 30, 2005	2,623,785	3.44
Granted	10,000	2.60
Expired	(150,000)	3.80
Balance, September 30, 2005	2,483,785	3.41

d)	Warrants

		Weighted Average
	Shares	Exercise Price
	#	$
Balance, December 31, 2004	110,000	4.45
Granted	1,288,970	3.57
Expired	(10,000)	4.50
Balance, September 30, 2005	1,388,970	3.67

PreMD Third Quarter 2005 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in non-cash working capital balances related to operations comprise of:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005		2004
Accounts receivable	$12,267	$53,500	$192,911	$	─
Inventory	5,314	─	208,845		─
Prepaid expenses and other receivables	(15,262)	49,253	(43,108)		148,216
Investment tax credits receivable	(70,000)	(55,000)	20,000		(155,000)
Accounts payable and accrued liabilities	156,102	(197,760)	(748,857)		(216,038)
	$88,421	$(150,007)	$(370,209)		$(222,822)

PreMD Third Quarter 2005 Report	18

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.premdinc.com	Shareholder services provided by the
transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Sarah Borg-Olivier	- Transfer PreMD shares
Director, Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 27
sbolivier@premdinc.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Chief Financial Officer	Ernst & Young Tower
T: 416-222-3449	Toronto Dominion Centre
rhosking@premdinc.com	Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@premdinc.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
One Financial Center
Boston, Massachusetts

PreMD Third Quarter 2005 Report	19